Exhibit 1
FORM 51-102F3
MATERIAL CHANGE REPORT
1.	Name and Address of Company:
Agrium Inc. (“Agrium”) 13131 Lake Fraser Drive S.E. Calgary, Alberta T2J 7E8
Certain statements in this Material Change Report constitute forward-looking statements. Readers should refer to the cautionary notice regarding forward-looking statements that appears at the end of this report.
2.	Date of Material Change:
December 3, 2010
3.	News Release:
A news release disclosing the material change was issued through the facilities of Marketwire Canada on December 3, 2010.
4.	Summary of Material Change:
Agrium announced the completion of its acquisition of AWB Limited (“AWB”).
5.	Full Description of Material Change:
Unless the context otherwise requires, all references in this Material Change Report to “Agrium”, “we”, “us” or “our” means Agrium Inc. and its consolidated subsidiaries (other than AWB and its subsidiaries), Agrium Inc.’s proportionate share of joint ventures, including through its 50 percent ownership interest in Profertil S.A., and any partnership of which Agrium Inc. and its subsidiaries are the partners including “Agrium”, our wholly-owned Alberta general partnership.
All amounts in this Material Change Report are stated in Australian Dollars (A$) unless stated otherwise.
On August 19, 2010, we announced that we had entered into a definitive agreement (the “Scheme Agreement”) with AWB to acquire all of the shares of AWB, including those shares issuable upon the exercise of outstanding performance rights of AWB (collectively, the “AWB Shares”), for total consideration of approximately A$1.236 billion (approximately U.S.$1.208 billion) pursuant to a Scheme of Arrangement (the “Scheme”) under Australian law (the “AWB Acquisition”).
The holders of AWB Shares approved the Scheme on November 16, 2010. All conditions precedent to implementation of the Scheme were met on November 18, 2010, and, on such date, the final approval from the Supreme Court of Victoria in respect of the Scheme was granted. The Scheme became effective on November 19, 2010 (and trading in the AWB Shares was suspended on the Australian Stock Exchange (the “ASX”) from close of trading on that day), and was implemented on December 3, 2010, following which AWB became a wholly-owned subsidiary of Agrium and was delisted from the ASX.
AWB is one of Australia’s leading agribusinesses. AWB currently operates two core business divisions — Rural Services (known as Landmark) and Commodity Management. Through these divisions, AWB provides services across the agriculture sector, leveraging its established network of contacts with rural communities in Australia and relationships with key suppliers and customers around the world.
With regard to the Commodities Management operations, we have not had direct participation in the grain handling and trading business to date. We continue to evaluate our options with respect to this business and we expect to provide clarity on this in the near future.
Agrium expects the acquisition of AWB to be accretive in 2011.

Risk Factors Relating to the AWB Acquisition
We may fail to realize anticipated benefits of the AWB Acquisition, and our efforts to integrate AWB’s business into our existing business could result in the disruption of our ongoing business
We acquired AWB to continue the growth of our international retail business and to create the opportunity to realize certain other benefits. However, some or all of the expected benefits of the AWB Acquisition may fail to materialize or may not occur within the time periods anticipated by us. Achieving these benefits will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on our ability to realize the anticipated growth opportunities and synergies from integrating AWB’s business into our existing business. The integration of AWB’s business into our business will require the dedication of substantial management effort, time and resources which may divert our management’s focus and our resources from other strategic opportunities and from operational matters during this process. The amount of time and effort required for integration may also be magnified, and the level of expected benefits may fail to materialize, due to many factors, including that certain of the current businesses in which AWB operates, including commodity management, general farm merchandise, water equipment, animal health and management products, livestock and wool marketing services, real estate agency and financial services, are not business lines in which Agrium currently operates. The integration process may result in the loss of key employees of Agrium and AWB and the disruption of ongoing business, customer and employee relationships that may adversely affect our ability to achieve the anticipated benefits of the AWB Acquisition.
AWB’s internal controls and compliance standards and procedures may not be in line with Canadian and U.S. standards
AWB has not been subject to Canadian and U.S. internal control and regulatory compliance standards to which we are subject. AWB may have had internal control and compliance failures in the past, and our management team is commencing an evaluation of the effectiveness of the design and operation of AWB’s disclosure controls and procedures, internal control over financial reporting and other compliance standards and procedures. This evaluation may take time, and we may conclude that material weaknesses or other deficiencies in AWB’s disclosure controls and procedures and internal control over financial reporting may exist and that AWB’s compliance standards and procedures are not effective. The remediation of any weakness or deficiency may be costly and require management time and resources. Any such weakness or deficiency, or failure to remedy an existing weakness or deficiency, could materially adversely affect our business and financial condition and our ability to comply with applicable financial reporting requirements and other legal requirements.

We may face unexpected costs or liabilities related to the existing business of AWB
We may discover that we have acquired substantial undisclosed liabilities or have underestimated the magnitude of existing disclosed liabilities associated with AWB’s business and the AWB Acquisition. The existence of undisclosed liabilities or significant increases in the magnitude of estimated existing disclosed liabilities could have an adverse impact on our business, financial condition, results of operations and cash flows.

Our consolidated indebtedness has materially increased as a result of the AWB Acquisition, which increases our interest charges and our financial risk
In connection with the implementation of the AWB Acquisition, we borrowed approximately U.S.$200 million under our unsecured five-year syndicated revolving credit facilities that mature on July 24, 2012, subject to extension by our lenders (the “Revolving Credit Facilities”), in order to finance a portion of the purchase price of the AWB Acquisition and pay certain fees and expenses related to the AWB Acquisition. In addition, AWB had approximately A$461 million (approximately U.S.$444 million) in consolidated indebtedness as at September 30, 2010. As AWB became a wholly-owned subsidiary of Agrium following the implementation of the Scheme, AWB’s consolidated indebtedness is now included in our consolidated indebtedness. Such borrowings will represent a material increase in our consolidated indebtedness resulting in an increase in our interest charges and a corresponding increase in our financial risk. We cannot assure you that the increase in our consolidated indebtedness will not have a negative effect on the current credit ratings on our rated long term debt. Our degree of leverage could have other important consequences, including the following:
•	it may limit our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes;

•	certain of our borrowings, including borrowings under our Revolving Credit Facilities are at variable rates of interest and expose us to the risk of increased interest rates;

•	it may limit our ability to adjust to changing market conditions and place us at a competitive disadvantage compared to our competitors that have less debt;

•	we may be vulnerable in a downturn in general economic conditions; and

•	we may be unable to make capital expenditures that are important to our growth and strategies.
Under the terms of our Revolving Credit Facilities, we are permitted to incur additional debt in certain circumstances. However, doing so could increase the risks described above. Such credit facilities contain certain financial covenants requiring us on a consolidated basis to satisfy specified interest coverage and debt to total capitalization ratios. Such credit facilities also contain covenants restricting our ability to incur liens on our assets, incur additional debt, effect acquisitions or dispositions or fundamental changes in our business or pay dividends on our common shares. These covenants will limit our discretion in the operation of our business.

We are exposed to fluctuations in interest rates
Borrowings under our Revolving Credit Facilities bear interest at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on our variable rate indebtedness would increase and our net income would decrease. Significant changes in interest rates can increase our interest expense and have a material adverse effect on our results of operations or financial condition.
Change of control provisions in AWB’s agreements triggered upon completion of the AWB Acquisition may lead to adverse consequences
AWB is a party to agreements that contain change of control provisions that may have been triggered upon the completion of the AWB Acquisition as a result of us holding securities representing a majority of the voting power over AWB. The operation of these change of control provisions could result in unanticipated expenses and/or cash payments following the completion of the AWB Acquisition as well as termination of otherwise available sources of financing for AWB or its subsidiaries. In addition, certain agreements governing joint ventures, or other similar investment structures, to which AWB or its subsidiaries are a party contain change of control provisions granting counterparties the right to purchase assets or AWB’s interest, direct or indirect, in such joint ventures or other investment structures upon a change of control of

AWB. This right to purchase may allow the relevant counterparties to purchase such assets or interests at a discount to fair market value. Unless these change of control provisions are waived by the relevant counterparty or counterparties, the operation of these provisions could adversely affect our consolidated results of operations and financial condition or could result in the requirement that we sell certain of AWB’s assets or investments at less than their fair market value.
Risk Factors Relating to the Business of AWB
Certain of the following risk factors relating to the business of AWB have been prepared by AWB and are reproduced from the Scheme Booklet dated October 7, 2010, which was distributed by AWB to holders of AWB Shares in connection with the Scheme and its approval.
AWB is exposed to both Australian and international weather patterns and natural disasters and associated changes in agricultural activity
Variability in weather conditions and natural disasters may impact key drivers of AWB’s earnings including: crop size and quality, supply and demand, characteristics in agricultural markets, market prices for agricultural commodities, pests and farming behaviour and economic activity.
AWB’s business units are exposed to volatility in market prices for agricultural commodities and freight
Earnings of each of AWB’s business units are exposed in various ways to fluctuations in prices for agricultural commodities and freight. This includes both input prices (such as crop chemicals and fertilisers and freight) and output prices (such as grains and oilseeds). Changes in prices can impact on AWB’s profitability in several ways, including on local and international demand and supply patterns, the volume of business undertaken in various different business units, the value of inventory and freight positions and related hedge instruments and the level of working capital required to fund business activities. Earnings can be impacted by changes in both the absolute level of prices, and the relative level of prices between local and international markets for similar commodities and freight.

AWB’s earnings can be impacted by market dynamics and trading strategy
A portion of AWB’s profit each year is generated from positional trading. While these activities are conducted within strict risk limits, their level of success relies upon the differential quality of AWB’s analysis and execution and the existence, nature and timing of exogenous market factors.
Further, by their nature, the outcome of positional trades cannot be accurately forecast, nor the timing of the strategy associated with the position concluded within pre-defined accounting reporting periods, and this can lead to additional earnings variability.

AWB could be negatively impacted by a loss of accreditation in Australia
AWB’s ability to export wheat is dependent on accreditation by Wheat Exports Australia. If AWB were to lose this accreditation, it would not be able to export wheat in bulk, which would significantly impact future earnings of AWB and our consolidated future earnings.
AWB has been named in litigation commenced by the Iraqi Government relating to the United Nations Oil-For-Food Programme
On April 14, 1995 the United Nations established the Oil-For-Food Programme (“OFFP”), whereby the Iraqi government was allowed to raise money through the sale of oil. The revenue from the sale of oil was placed into an escrow account, with the Iraqi government allowed to use these funds to purchase food, medical supplies and other humanitarian supplies.

On June 27, 2008 the Iraqi Government filed a civil lawsuit in the U.S. District Court for the Southern District of New York against AWB and 92 other companies who participated in the OFFP, alleging that the defendants participated in an illegal conspiracy with the “former Saddam Hussein regime” to divert funds from the United Nations OFFP escrow account. The lawsuit seeks total damages in excess of U.S.$10 billion from the defendants, jointly and severally, as well as treble damages under the U.S. Racketeer Influenced and Corrupt Organizations Act. As to AWB specifically, the lawsuit alleges that AWB unlawfully diverted to the former Saddam Hussein regime more than $232 million from the escrow account established under the OFFP. AWB and a number of other defendants filed a motion to dismiss the complaint in January 2010. See Note 41 to the audited consolidated financial statements of AWB as at and for the fiscal year ended September 30, 2010 for more information on this lawsuit and other claims relating to AWB’s participation in the OFFP.
As the impact on the operations of AWB arising from this legal action has not yet been fully determined, there is uncertainty as to the resultant impact, if any, on the financial position, financial performance and cash flows of AWB arising directly or indirectly from transactions under the OFFP. If the case against AWB is not dismissed, the litigation costs and a possible adverse decision on the merits could have a material adverse effect on AWB and on Agrium’s consolidated financial position and results.
AWB is subject to refinancing requirements
AWB is exposed to risks relating to its ability to obtain refinancing of its existing debt instruments and facilities and the terms of such refinancing. If some or all of these facilities are refinanced, they may be on less favourable terms for AWB than is currently the case. In addition, a negative change in AWB’s credit rating could, should it occur, have an adverse effect on its ability to borrow, and its cost of funds, which, in turn, could negatively impact Agrium’s consolidated financial position and results of operations.

AWB is exposed to interest rate risk
AWB’s interest cost on floating rate debt is exposed to changes in benchmark interest rates. AWB may manage its exposure to adverse fluctuations in floating interest rates by entering into interest rate hedging instruments, however the impact of interest rate hedging may be negative depending on the direction, timing and magnitude of movements in underlying rates.

AWB is subject to dispute and litigation risk
AWB, like any other business, is subject to the risk of becoming involved in disputes and litigation. At present, AWB is facing a number of litigation claims, and may be subject to further disputes and potential litigation. Any material or costly dispute or litigation could adversely impact AWB and our consolidated financial position and results of operations.

AWB is exposed to counterparty and sovereign risk
AWB is exposed to counterparty risk as part of its normal operations. AWB enters into contracts with a number of private and public entities, including governments and governmental agencies located throughout the world. In the event of non-performance by these counterparties, there may be a negative impact on AWB.
AWB trades in a number of foreign jurisdictions, including some countries in which trade sanctions have been applied. AWB is subject to commercial risks associated with obtaining trade or other approvals from sovereign governments.
6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:
Not applicable.

7.	Omitted Information:
Not applicable.
8.	Executive Officer:
Bruce G. Waterman, Senior Vice President, Finance & Chief Financial Officer may be reached at 13131 Lake Fraser Drive S.E., Calgary, Alberta, T2J 7E8, or by phone at (403) 225-7000.
9.	Date of Report:
December 3, 2010
Cautionary Notice Regarding Forward Looking Statements
Certain statements and other information included in this Material Change Report constitute “forward-looking statements” (within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended), or “forward-looking information” (within the meaning of applicable Canadian securities legislation). Such statements or information (together, “forward-looking statements”) are generally identifiable by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “outlook”, “focus”, “potential”, “will”, “should”, “would” and “could” and other similar expressions. These forward-looking statements include, but are not limited to, references to our future results and plans and the expected benefits to be received from the AWB Acquisition; synergies resulting from, and our integration plans relating to, the AWB Acquisition; and various other actions to be taken in connection with the AWB Acquisition.
Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in this Material Change Report, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to:
•	strategic risks including our ability to effectively integrate and achieve synergies from the AWB Acquisition within the time or performance expected;
•	integration risks that might cause anticipated synergies from the AWB Acquisition to be less than expected, including: AWB’s actual results being different than those upon which we based our expectations; the potential inability to integrate the business of AWB with our existing business as planned or within the times predicted; the fact that AWB has not been subject to U.S. and Canadian internal control and compliance standards; the potential inability to implement changes in time for the 2010/2011 growing season in Australia and New Zealand; the potential loss of key personnel; and other industry factors which may affect our and AWB’s businesses generally and thereby impact the demand from growers for crop inputs; and
•	other factors described in this Material Change Report and in our management’s discussion and analysis for the year ended December 31, 2009 and for the three and nine month periods ended September 30, 2010, in each case under the headings “Business Risks” and “Outlook, Key Risks and Uncertainties”.
These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances.
All of the forward-looking statements contained in this Material Change Report are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of our forward-looking statements and undue reliance should not be placed on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements set forth herein include the following:

•	our ability to successfully integrate, and realize the anticipated benefits of the AWB Acquisition;
•	our ability to operate AWB’s business profitably, including in respect of our ability to operate AWB’s retail business and achieve margins closer to those we currently obtain in our existing retail businesses;
•	reduced administrative expenses in the combined entity following the AWB Acquisition;
•	the timing for implementation of business practices to effect these synergies;

•	our success in integrating our business systems with those of AWB; and
•	our success in integrating supply chain management processes following the AWB Acquisition.
The above items and their possible impact are discussed more fully in this Material Change Report under the headings “Risk Factors Relating to the AWB Acquisition” and “Risk Factors Relating to the Business of AWB”. Consequently, all of the forward-looking statements in this Material Change Report are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Except as required by law, we undertake no obligation to update or revise forward-looking statements even if circumstances or management’s estimates or opinions should change. Investors should not place undue reliance on forward-looking statements.